Exhibit 99.1

PRESS RELEASE DATED:

ANNOUNCING FINANCIAL RESULTS FOR FIRST HALF YEAR 2021

MMTEC, Inc. Announces Half Year 2021 Unaudited Financial Results

Beijing, China, September 30, 2021 -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China based technology company that provides access to the U.S. financial markets, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Summary

●	Revenues increased by 54.09% from $329,070 to $507,048 as a result of the increase in commissions fees and market data services fees and development of fund management services as the administrator of MOM Fond, MM Fund Growth SP, during the six months ended June 30, 2021.

●	Cost of revenue increased by 852.29% to $66,908 for the six months ended June 30, 2021 from $7,026 for the same period in 2020.

●	Gross profit increased by 36.67% to $440,140 as compared to $322,044 for the same period in 2020, while the gross profit margin was 86.80%, as compared to 97.86% for the same period in 2020.

●	Loss from operations was $1,835,262 for the six months ended June 30, 2021, as compared to $1,041,361 for the same period of 2020. The increase was primarily attributable to the increase in operating expenses. We increased the size of and level of spending on support team for investment banking business, fund management services business, and market data services business.

●	Net loss was $2,367,612 for the six months ended June 30, 2021, as compared to net loss of $1,011,152 for the same period of 2020.

●	Loss per share both on a basic and fully diluted basis were $0.10 for the six months ended June 30, 2021, as compared to loss per share on a basic and fully diluted basis of $0.05 for the six months ended June 30, 2020.

Xiangdong Wen, the Company’s Chief Executive Officer and Chairman, commented, “Our revenue increased to $507,048 for the first half of 2021 as a result of our increased sales force in the fund management services business, market data services business and broker-dealer business. The Company ramped up marketing spending as well as increased the number of marketing team members. Loss from operations increased significantly as a result of increase in the size of and level of spending on support team for investment banking business, fund management services business and market data services business.”

Mr. Wen continued, “As for the Company's future strategy, the Company is applying for Hong Kong securities broker license to develop services including securities trading, investment advice and asset management for Hong Kong clients. In addition, the Company will reduce retail business gradually because of the Chinese government’s requirements for cross-border data security supervision.”

Operating Results for Six Months Ended June 30, 2021

Revenues

We derive our revenues from (1) data services and related technical support (the “Market data services”); (2) investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors (the “Investor relations management services”); (3) commissions through customer securities transactions (“Commissions”) and (4) fund management services as the administrator of the fund (“Fund management services”).

The following tables illustrate the Company’s revenue by revenue type:

	For the six months Ended June 30,
	2020	2021
	US$	US$
Market data services	44,146	85,635
Investor relations management services	13,807	-
Commissions	271,117	341,803
Fund management services	-	79,610
Total revenues	329,070	507,048

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

Cost of revenues increased by $59,882, or 852.29%, to $66,908 for the six months ended June 30, 2021 from $7,026 for the same period last year. The increase in cost of revenues is directly linked to the 93.98% increase of market data services revenues. Revenue from commissions and fund management services are presented as net revenue with no associated cost of revenues.

Gross Profit and Gross Margin

Gross profit was $440,140 for the six months ended June 30, 2021, representing gross margin of 86.80%.

Operating Expenses

During the six months ended June 30, 2021 and 2020, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs increased by $20,478, or 26.71%, to $97,146 for the six months ended June 30, 2021 from $76,668 for the same period last year.

Payroll and Related Benefits

Payroll and related benefits totaled $669,299 for the six months ended June 30, 2021, as compared to $479,261 for the six months ended June 30, 2020, an increase of $190,038.

Professional Fees

For the six months ended June 30, 2021, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees, and other fees associated with being a public company. Professional fees totaled $837,457 for the six months ended June 30, 2021, as compared to $403,300 for the six months ended June 30, 2020, an increase of $434,157.

Other General and Administrative Expenses

For the six months ended June 30, 2021 and 2020, other general and administrative expenses were $671,500 and $404,176, respectively.

Loss from Operations

For six months ended June 30, 2021, loss from operations amounted to $1,835,262, as compared to loss from operations of $1,041,361 for the six months ended June 30, 2020, an increase of $793,901, or 76.24%, which was mainly attributable to the increase in selling and marketing costs, payroll and related benefits, professional fees, and other general and administrative expenses. As a result of the expansion of the Company's overall business scale, the Company increased the size of and level of spending on support team for investment banking business, fund management services business and market data services business. MM Global Capital’s application for Hong Kong securities broker license has led to increase in professional fees.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, other income, other miscellaneous expense, impairment loss on long-term investment, and foreign currency transaction gain. Other expense totaled $532,350 for six months ended June 30, 2021, as compared to other income of $30,209 for six months ended June 30, 2020, a change of $562,559, which was mainly attributable to the increase in impairments of long-term investment.

Income Taxes

We did not have any income taxes expense for the six months ended June 30, 2021 and 2020 since we did not generate any taxable income in these two periods.

Net Loss

As a result of the factors described above, our net loss was $2,367,612, or $0.10 per share (basic and diluted), for the six months ended June 30, 2021. Our net loss was $1,011,152, or $0.05 per share (basic and diluted), for the six months ended June 30, 2020.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC INC., MM Future Technology Limited, MM Fund SPC, MM Global Capital Limited, MMBD Trading Limited, MMBD Investment Advisory Company Limited and MM Global Securities, INC, are the U.S. dollar, and the functional currency of Gujia (Beijing) Technology Co., Ltd., is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $23,720 and a foreign currency translation loss of $23,138 for the six months ended June 30, 2021 and 2020, respectively. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,343,892 and $1,034,290 for the six months ended June 30, 2021 and 2020, respectively.

Financial Condition

As of June 30, 2021, the Company had cash of $14,603,601, compared to $1,425,926 as of December 31, 2020. Total working capital was $14,398,261 as of June 30, 2021, compared to working capital of $1,595,112 as of December 31, 2020.

Net cash used in operating activities for the six months ended June 30, 2021 was $1,431,474, compared to $1,101,162 for the same period last year. Net cash used in investing activities was $8,806 for the six months ended June 30, 2021, compared to $742,236 for the same period last year. Net cash provided by financing activities was $14,637,200 for the six months ended June 30, 2021, compared to $41,250 for the same period of last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Shares Authorized and Issued

The Company is authorized to issue 500,000,000 shares with a par value of $0.001 per share.

There were 25,120,000 shares issued and 25,120,000 shares outstanding as of June 30, 2021.

There were 20,820,000 shares issued and 20,820,000 shares outstanding as of December 31, 2020.

Follow-on offering

On February 22, 2021 The Company entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 4,300,000 of the Company’s common shares, at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

Recent Developments

Pursuant to the investment agreement dated as of September 1, 2021, the Company has agreed to invest USD 350,000 to acquire a 4.99% interest in HuaMei Trading Management Limited (“HuaMei Trading”), a Hong Kong corporation. HuaMei Trading acquired a wholly-owned subsidiary, Xiaosong Xiaoya (Chongqing) Technology Co., Ltd (“Xiaosong Xiaoya”) on January 25, 2021. Xiaosong Xiaoya was incorporated in People’s Republic of China (“PRC”) on January 25, 2021. Huamei Trading Management Limited is a financial technology company based on data service.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, such as the ETN Counter Business System, the PTN Private Fund Investment Management System, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.51mm.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2021	December 31, 2020
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,603,601	$1,425,926
Accounts receivable, net	170,758	46,390
Loan receivable - related party	93,762	92,831
Security deposits - current portion	-	500,000
Prepaid expenses and other current assets	171,736	187,994

Total Current Assets	15,039,857	2,253,141

NON-CURRENT ASSETS:
Security deposits - non-current portion	114,023	112,891
Property and equipment, net	98,387	102,882
Operating lease right-of-use assets	500,216	662,609
Long-term investment	-	578,749

Total Non-current Assets	712,626	1,457,131

Total Assets	$15,752,483	$3,710,272

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Salary payable	126,427	131,445
Accrued liabilities and other payables	98,316	94,799
Due to related parties	720	1,433
Operating lease liabilities - current	416,133	430,352

Total Current Liabilities	641,596	658,029

NON-CURRENT LIABILITIES:
Loan Payable	-	41,250
Operating lease liabilities - non-current	121,776	315,190
Total Non-current Liabilities	121,776	356,440

Total Liabilities	763,372	1,014,469

SHAREHOLDERS' EQUITY:

Common shares ($0.001 par value; 500,000,000 shares authorized; 25,120,000 shares issued and outstanding at June 30, 2021, and 20,820,000 shares issued and outstanding at December 31, 2020)	25,120	20,820
Additional paid-in capital	26,866,489	12,233,589
Accumulated deficit	(11,924,511)	(9,556,899)
Accumulated other comprehensive income (loss)	22,013	(1,707)

Total Shareholders' Equity	14,989,111	2,695,803

Total Liabilities and Shareholders' Equity	$15,752,483	$3,710,272

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

REVENUE	$507,048	$329,070

COST OF REVENUE	66,908	7,026

GROSS PROFIT	440,140	322,044

OPERATING EXPENSES:
Selling and marketing	97,146	76,668
General and administrative
Payroll and related benefits	669,299	479,261
Professional fees	837,457	403,300
Other general and administrative expenses	671,500	404,176

Total Operating Expenses	2,275,402	1,363,405

LOSS FROM OPERATIONS	(1,835,262)	(1,041,361)

OTHER INCOME (EXPENSE):
Interest income	526	27,571
Other income	66,940	24,483
Foreign currency transaction loss	(16,319)	(3,525)
Impairment loss on long-term investment	(583,497)	-
Loss on equity method investment	-	(18,320)

Total Other Income (Expense)	(532,350)	30,209

LOSS BEFORE INCOME TAXES	(2,367,612)	(1,011,152)

INCOME TAXES	-	-

NET LOSS	$(2,367,612)	$(1,011,152)

COMPREHENSIVE LOSS:
NET LOSS	(2,367,612)	(1,011,152)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	23,720	(23,138)
TOTAL COMPREHENSIVE LOSS	$(2,343,892)	$(1,034,290)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.10)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	23,860,884	20,070,000

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,367,612)	$(1,011,152)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	14,322	10,338
Impairment loss on long-term investment	583,497	-
Loss on equity method investment	-	18,320
Noncash lease expense	168,733	145,246
Gain on extinguishment of debt	(41,548)	-
Foreign currency transaction loss	35,464	-
Other noncash expense	-	721
Changes in operating assets and liabilities:
Operating lease liabilities	(214,724)	(75,003)
Accounts receivable	(124,368)	1,018
Security deposits	-	35,194
Prepaid expenses and other current assets	516,649	14,733
Deferred revenue	-	(44,485)
Salary payable	(5,695)	(12,456)
Accrued liabilities and other payables	3,808	(183,636)

NET CASH USED IN OPERATING ACTIVITIES	(1,431,474)	(1,101,162)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loan to related party	-	78,002
Cash proceeds from acquisition	-	279
Purchase of property and equipment	(8,806)	(10,636)
Purchase of long-term investment	-	(809,881)

NET CASH USED IN INVESTING ACTIVITIES	(8,806)	(742,236)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loan	-	41,250
Proceeds from issuance of stocks	14,637,200	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	14,637,200	41,250

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(19,245)	(10,536)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,177,675	(1,812,684)

CASH AND CASH EQUIVALENTS - beginning of period	1,425,926	3,642,521

CASH AND CASH EQUIVALENTS - end of period	$14,603,601	$1,829,837

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$29,904
Consideration of acquisition payable to related party	$-	$1,000